May 24, 2007

Mail Stop 6010

Dennis F. Steadman, CEO
Velcera, Inc.
201 Corporate Drive
Langhorne, Pennsylvania 19047-8007

  Re: **Velcera, Inc.**
    Registration Statement on Form SB-2
    Filed April 27, 2007
    File No. 333-142432

    Form 10-QSB filed May 14, 2007
    File No. 0-51622

Dear Mr. Steadman :

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed April 27, 2007

Financial Statements, page F-1

General

1. Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Statement of Changes in Stockholders' Equity (Deficiency), page F-6

2. Please revise to disclose the date for each equity issuance as required by paragraph 11(d)(1) of SFAS 7.

Note 1– Business, basis of presentation and summary of significant accounting policies, page F-7

Revenue and Costs, page F-8

3. We note that you recognize revenues from collaboration agreements ratably over the contract as earned. We note that you recognized $250,000 of revenue in 2006 and recorded $50,000 deferred revenue as of December 31, 2006. Please address the following:

   - Revise the filing to clearly disclose the nature of your revenue generating activities. Clearly describe the nature of any services and / or products you are providing.
   - Tell us and revise the filing to disclose how you evaluate each of the criteria for revenue recognition outlined in SAB 104.
   - Revise to disclose your accounting policy with respect to deferred revenues.

Stock-based compensation, page F-9

4.   We note that you modified the exercise price of 205,000 options in June 2006, resulting in additional expense of $198,843.   Please address the following:

- Tell us and revise the filing to disclose the nature of and all significant conditions associated with the modification.
- Provide us with your calculation of fair value for this transaction.
- Explain to us why the modification to increase the exercise price resulted in an increase in expense relating to these options.

Please refer to paragraph 51 of SFAS 123(r).

Note 3 – License Agreement, page F-11

5.   You state that based on the occurrence of certain events, as defined in the License Agreement, future license fees and milestone payments in the aggregate of $8,430,000 may have to be paid. Further, you state that you are obligated to make royalty payments based on net sales, as defined, from the Buccal Sprays Technology. Revise this note to describe in greater detail the material terms of this license agreement, including the events which would require you to pay additional license, milestone and royalty payments.

Form 10-QSB for the fiscal quarter ended March 31, 2007

Note 1 – Basis of Presentation, page 6

6.   We see that on February 27, 2007 you merged with Denali Sciences, Inc. and will account for the transaction as a "reverse merger." Please revise the Form 10-QSB and Form SB-2 to address the following:

- We note that the transaction represents the merger of a private operating company into a non-operating public shell company with nominal net assets. The staff believes these transactions represent a recapitalization of the private company, equivalent to the issuance of stock by the private company for the net monetary assets of the public shell followed by a recapitalization. Revise your disclosures throughout to clearly describe the transaction as a recapitalization.
- Revise this note to clearly identify the financial statements as the historical financial statements of Velcera, Inc. rather than Denali Sciences, Inc.

- Revise your disclosures to explain in detail how you valued and accounted for the transaction. Provide us with your purchase price allocation or the sample journal entry showing how you recorded the transaction.

Note 2 – Related Party Transactions, page 8

7.   We note your disclosures here regarding an existing relationship between Denali Sciences, Inc. and Paramount BioCapital Investments. We also note disclosure in the financial statements of Velcera, Inc. of various transactions between Velcera and Paramount BioCapital. Please quantify for us the pre-recapitalization interest in each of Velcera, Inc. and Denali Sciences, Inc. held by Paramount BioCapital.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions on the financial statement comments, please call Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3543. For any other questions please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc: William M. Mower, Esq.
        Via Facsimile (612) 642-8358